UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

2011 First Half Preliminary Operating Results

On July 29, 2011, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2011. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		2Q 2011	1Q 2011	% Change Increase (Decrease) (Q to Q)	2Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,490,464	6,440,709	0.77	6,722,749	(3.46)
	Cumulative	12,931,173	6,440,709	—	14,046,723	(7.94)
Operating Income	Specified Quarter	1,155,285	1,000,718	15.45	(291,312)	N/A	**
	Cumulative	2,156,003	1,000,718	—	332,945	547.56
Income before Income Taxes	Specified Quarter	1,085,605	1,016,507	6.80	(277,860)	N/A	**
	Cumulative	2,102,112	1,016,507	—	392,020	436.23
Net Income***	Specified Quarter	817,335	757,550	7.89	(217,428)	N/A	**
	Cumulative	1,574,885	757,550	—	397,009	296.69

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Not Applicable.
***	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)*

(Won in millions, %)		2Q 2011	1Q 2011	% Change Increase (Decrease) (Q to Q)	2Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	5,610,680	5,753,055	(2.47)	6,243,234	(10.13)
	Cumulative	11,363,735	5,753,055	—	13,047,797	(12.91)
Operating Income	Specified Quarter	1,164,512	954,767	21.97	(298,824)	N/A	***
	Cumulative	2,119,279	954,767	—	280,835	654.63
Income before Income Taxes	Specified Quarter	1,125,648	964,308	16.73	(303,497)	N/A	***
	Cumulative	2,089,956	964,308	—	315,968	561.45
Net Income****	Specified Quarter	859,950	740,470	16.14	(218,736)	N/A	***
	Cumulative	1,600,420	740,470	—	376,075	325.56

*	Including income (loss) from discontinued operations regarding the spin-off of Kookmin Bank’s credit card business.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Not Applicable.
****	Represents profit attributable to equity holders of the parent entity.

3.	Operating results of KB Kookmin Card Co., Ltd. (non-consolidated)

(Won in millions, %)		2Q 2011	1Q 2011	% Change Increase (Decrease) (Q to Q)	2Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue	Specified Quarter	662,791	—	—	—	—
	Cumulative*	909,826	—	—	—	—
Operating Income	Specified Quarter	89,352	—	—	—	—
	Cumulative*	108,436	—	—	—	—
Income before Income Taxes	Specified Quarter	87,331	—	—	—	—
	Cumulative*	106,363	—	—	—	—
Net Income	Specified Quarter	68,236	—	—	—	—
	Cumulative*	81,921	—	—	—	—

*	The figures herein cover the four-month period from March 1 to June 30, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 29, 2011	By:/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO